# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EMERA INC, CIK 0001127248
CUSIP: 290876101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1223 LOWER WATER ST., B-6TH FLOOR, P.O. BOX 910, HALIFAX, Unknown (XX), B3J 3S8
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000927971

## Reporting persons
- Bank of Montreal: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 15,697,617; shared voting power 68,198; sole dispositive power 15,718,148; shared dispositive power 68,198; aggregate amount beneficially owned 15,786,346 (5.27% of the class)
- BANK OF MONTREAL HOLDING INC.: type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 12,518,478; shared voting power 68,198; sole dispositive power 12,539,009; shared dispositive power 68,198; aggregate amount beneficially owned 12,607,207 (4.23% of the class)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 12,504,682; shared voting power 38,346; sole dispositive power 12,525,213; shared dispositive power 38,346; aggregate amount beneficially owned 12,563,559 (4.21% of the class)
- BMO NESBITT BURNS SECURITIES LTD.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 20,531; shared dispositive power 0; aggregate amount beneficially owned 20,531 (0% of the class)
- BMO PRIVATE INVESTMENT COUNSEL INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 96,146; shared voting power 0; sole dispositive power 96,146; shared dispositive power 0; aggregate amount beneficially owned 96,146 (0.03% of the class)
- BMO ASSET MANAGEMENT INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 6,768,584; shared voting power 0; sole dispositive power 6,768,584; shared dispositive power 0; aggregate amount beneficially owned 6,768,584 (0% of the class)
- BMO NESBITT BURNS INC.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 133,796; shared voting power 29,852; sole dispositive power 133,796; shared dispositive power 29,852; aggregate amount beneficially owned 133,796 (0.04% of the class)

## Item 1. Issuer
Name of issuer: EMERA INC
Address of issuer's principal executive offices:
1223 LOWER WATER ST., B-6TH FLOOR, P.O. BOX 910, HALIFAX
B3J 3S8

## Item 2. Person Filing
Name of person filing:
Bank of Montreal

BANK OF MONTREAL HOLDING INC.

BMO NESBITT BURNS INC. WEALTH MANAGEMENT

BMO NESBITT BURNS SECURITIES LTD.

BMO PRIVATE INVESTMENT COUNSEL INC.

BMO ASSET MANAGEMENT INC.

BMO NESBITT BURNS INC.
Address of principal business office or, if none, residence:
1 First Canadian Place
Toronto, Ontario, Canada
M5X1A1
Citizenship:
Bank of Montreal - CANADA (FEDERAL LEVEL)

BANK OF MONTREAL HOLDING INC. - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS SECURITIES LTD. - CANADA (FEDERAL LEVEL)

BMO PRIVATE INVESTMENT COUNSEL INC. - CANADA (FEDERAL LEVEL)

BMO ASSET MANAGEMENT INC. - ONTARIO, CANADA

BMO NESBITT BURNS INC. - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 15,786,346
Percent of class: 5.29
Sole power to vote or to direct the vote:
Bank of Montreal - 15,697,617

BANK OF MONTREAL HOLDING INC. - 12,518,478

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 12,504,682

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 96,146

BMO ASSET MANAGEMENT INC. - 6,768,584

BMO NESBITT BURNS INC. - 133,796
Shared power to vote or to direct the vote:
Bank of Montreal - 68,198

BANK OF MONTREAL HOLDING INC. - 68,198

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 38,346

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 29,852
Sole power to dispose or to direct the disposition:
Bank of Montreal - 15,718,148

BANK OF MONTREAL HOLDING INC. - 12,539,009

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 12,525,213

BMO NESBITT BURNS SECURITIES LTD. - 20,531

BMO PRIVATE INVESTMENT COUNSEL INC. - 96,146

BMO ASSET MANAGEMENT INC. - 6,768,584

BMO NESBITT BURNS INC. - 133,796
Shared power to dispose or to direct the disposition:
Bank of Montreal - 68,198

BANK OF MONTREAL HOLDING INC. - 68,198

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 38,346

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 29,852

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Documents.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bank of Montreal: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/06/2025)
- BANK OF MONTREAL HOLDING INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/06/2025)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/06/2025)
- BMO NESBITT BURNS SECURITIES LTD.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/06/2025)
- BMO PRIVATE INVESTMENT COUNSEL INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/06/2025)
- BMO ASSET MANAGEMENT INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/06/2025)
- BMO NESBITT BURNS INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/06/2025)